PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Annual Report on Form 40-F/A (Amendment No. 2) of our report dated March 31, 2008, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Great Basin Gold Ltd which appears in this Annual Report on Form 40-F/A.

We also consent to the incorporation by reference of our Report in the Registration Statement on Form F-10 (No. 333-141985).

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 31, 2008

"PricewaterhouseCoppers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.